November 5, 2024

Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
Washington, D.C. 20549
RE: Harley-Davidson, Inc.
Form 10-K for the year ended December 31, 2023
Filed February 23, 2024

This letter sets forth the response of Harley-Davidson, Inc. (“we”, “our” or “us”) to the letter of the Securities and Exchange Commission (the “Staff”) dated October 24, 2024, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. Our response below includes the Staff’s original comment.

Annual Report on Form 10-K for the Fiscal year Ended December 31, 2023
Note 19. Supplemental Consolidating Data, page 108

1.Please tell us why you have not provided supplemental consolidating data of statements of income and cash flows for each year in which audited financial statements are presented. In this regard, we note you have provided supplemental consolidating data for the years ended December 31, 2023 and 2022, rather than also providing for the earliest year of 2021. Please advise or revise.

Company response:
We disclosed the supplemental consolidating data to provide investors with an understanding of the separate financial statement impacts of our non-financial services and financial services entities. This was not a required disclosure for the Company under U.S. Generally Accepted Accounting Principles; therefore, we elected to provide this information for the years ended December 31, 2023 and 2022 in our Annual Report on Form 10-K for the year ended December 31, 2023 because we believed the two most recent years of data were most relevant to users of our financial statements. We also note that supplemental consolidating data for 2021 was previously disclosed in Note 20 on page 107 of our Annual Report on Form 10-K for the year ended December 31, 2022. We do not object to disclosing three years of supplemental consolidating data in a note to our financial statements in each Annual Report on Form 10-K; therefore, in light of the Staff’s comment, we will begin including supplemental consolidating data for each year in which audited financial statements are presented starting with our Annual Report on Form 10-K for the year ended December 31, 2024.

Please direct any questions or comments regarding the foregoing response to the undersigned at jonathan.root@harley-davidson.com.
Sincerely,

/s/ Jonathan Root
Jonathan Root
Chief Financial Officer